

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

January 28, 2010

Robert E. Alderson
President and Chief Executive Officer
Kirkland's, Inc.
431 Smith Lane
Jackson, Tennessee 38301

> **Re: Kirkland's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 20, 2009**
> **File No. 000-49885**

Dear Mr. Alderson:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009

General

1.   We note that you have filed your fiscal 2008 Form 10-K and subsequent Forms 10-Q as a smaller reporting company. Based on your market capitalization at the end of the second quarter of fiscal 2009, it appears your common equity public float exceeded $75 million as of that date. Please tell us if our assumption is

correct and, if so, confirm that you will no longer qualify as a smaller reporting
company beginning no later than the first quarterly report of fiscal 2010.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

Fiscal 2008 Compared to Fiscal 2007, page 24

2.   Please ensure that the pertinent information you communicate to your investors
        on Forms 8-K regarding results of operations is included in your annual and
        quarterly reports. In doing so, please address the following:

        - Please revise the discussion of your results of operations to discuss any known
          trends, demands, commitments, events or uncertainties that will, or are
          reasonably likely to have a material effect on financial condition and/or
          operating performance. For example, consider discussing major selling
          holidays and how they impact your operating results.

        - Where you describe two or more business reasons that contributed to a
          material change in a financial statement line item between periods, please
          quantify the extent to which each change contributed to the overall change in
          that line item. Also indicate whether the changes represent trends expected to
          continue into the future.

        Refer to SEC Release No. 33-8350 and Item 303 of Regulation S-K.

Critical Accounting Policies and Estimates, page 24

3.   Please note that the critical accounting policy section is intended to highlight
        those areas that require significant estimates and management judgment as well as
        those areas that involve a choice of accounting policy where different policies
        could produce materially different results. In future filings, please revise the
        discussion of your critical accounting policies to focus on the assumptions and
        uncertainties that underlie your critical accounting estimates, rather than
        duplicating the disclosure of significant accounting policies in the financial
        statement footnotes. Please also quantify, where material, and provide an analysis
        of the impact of critical accounting estimates on your financial position and
        results of operations for the periods presented, including the effects of changes in
        critical accounting estimates between periods. In addition, please include a
        qualitative and quantitative analysis of the sensitivity of reported results to
        changes in your assumptions, judgments, and estimates, including the likelihood
        of obtaining materially different results if different assumptions were applied. For
        example, please expand your inventory reserve disclosures to more specifically
        discuss the significant estimates involved in your inventory accounting and

supplement your discussion by providing quantitative analysis. Please refer to SEC Release No. 33-8350.

Financial Statements, page 33

Notes to Consolidated Financial Statements, page 39

Note 1 – Description of Business and Significant Account Policies, page 39

Customer Loyalty Program, page 40

4.   We note you have a customer loyalty program associated with your private-label credit card where cardholders earn loyalty points that result in the issuance of discount certificates. We note that you accrue for the expected liability associated with the discount certificates and for the accumulated points that have not yet resulted in the issuance of a certificate adjusted for expected redemption rates. We further note that you record the cost associated with the discount certificates in the other operating expenses line item. Please tell us why you record this cost in other operating expenses rather than cost of sales or as a reduction of revenue. Please also tell us, and consider disclosing, the cost associated with the discount certificates for each period presented. Furthermore, tell us how you estimate redemption rates and record breakage and/or adjustments. To the extent that estimating redemption rates and/or breakage requires significant management judgment, please consider adding this as a critical accounting policy within MD&A.

Earnings Per Share, page 43

5.   Please disclose the number of stock options that could potentially dilute basic earnings per share in the future and were not included in the computation of diluted earnings per share because to do would have been antidilutive. Refer to ASC 260-10-50-1(c) (formally paragraph 40(c) of SFAS 128).

Operating Segments, page 43

6.   We note you operate as one business segment due to the similar economic characteristics of your mall and off-mall stores and the similar nature of your products, types of customer and method used to distribute your products. As your disclosures suggest that you aggregate your operating segments into one reportable segment, please tell us in sufficient detail how you identified your operating segments and how you determined that your operating segments have similar economic characteristics. Based on your disclosures, it appears that the economic characteristics of your mall and off-mall venues may not be similar. In particular, you disclose on page 7 that you have experienced better financial

results in your off-mall venues primarily due to higher sales volumes and lower occupancy costs. We further note that you provide discrete mall and off-mall data throughout your filing and that you are closing mall stores in favor of off-mall store openings. If your operating segments consist of mall and off-mall venues, please provide us with the store contribution measures for each venue to support your position. Notwithstanding the preceding, please disclose if operating segments have been aggregated as required by ASC 280-10-50-21 (formerly paragraph 26(a) of SFAS 131).

Signatures, page 53

7.   Please note that in future filings your Form 10-K must also be signed by your controller or principal accounting officer. See General Instruction D to Form 10-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director